

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2010

Mail Stop 4631

<u>Via U.S mail and facsimile</u>

Bill W. Wheat, Executive Vive President and
Chief Financial Officer
D. R. Horton Inc.
301 Commerce Street, Suite 500
Fort Worth, TX 76102

Re: D. R. Horton Inc.
   Form 10-K for fiscal year ended September 30, 2009
   Definitive Proxy filed December 17, 2009
   10-K Filed on: November 11, 2009
   File No.: 1-14122

Dear Mr. Wheat:

   We have completed our review of your Form 10-K and Definitive Proxy statement and have no further comment.

   If you have any further questions regarding our review of your filings, please direct them to Errol Sanderson, Financial Analyst at (202) 551-3746 or, in his absence, contact me at (202)551-3397

        Sincerely,

        Jay Ingram
        Legal Branch Chief